Exhibit 12.1
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2018	2017	2016	2015	2014
	(dollars in thousands)
Earnings:
Income from continuing operations before taxes	80,289	$80,049	$62,839	$48,648	$46,288
Fixed charges excluding deposits and preferred stock dividends:	9,927	9,403	8,206	6,015	4,764
Subtotal	90,216	89,452	71,045	54,663	51,052
Interest on deposits	30,620	16,600	10,512	5,755	5,064
Total	$120,836	$106,052	$81,557	$60,418	$56,116
Fixed charges:
Interest excluding deposits	$8,942	$8,366	$7,135	$5,118	$3,873
Interest component on rentals*	985	1,037	1,071	897	891
Subtotal	9,927	9,403	8,206	6,015	4,764
Interest on deposits	30,620	16,600	10,512	5,755	5,064
Total	$40,547	$26,003	$18,718	$11,770	$9,828
Ratio of earnings to fixed charges:
Excluding interest on deposits	9.09	9.51	8.66	9.09	10.72
Including interest on deposits	2.98	4.08	4.36	5.13	5.71

*	Interest component on rentals estimated to be one-third of rentals.